September 17, 2013

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  CombiMatrix Corporation (the “Company”) Registration Statement on Form S-1

Ladies and Gentlemen:

We are transmitting herewith for filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Please note that the Company requests that the Securities and Exchange Commission permit the Company’s request for the acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C (the “Rule”).  Pursuant to the Rule, please also be advised that the Company and its underwriters are aware of their obligations under the Securities Act and are prepared to provide, at the time of the acceleration request, the prospectus dissemination information that is typically set forth in a written acceleration request.

Thank you for your assistance with this matter.

Respectfully submitted,

COMBIMATRIX CORPORATION

By:	/s/ SCOTT R. BURELL
Scott R. Burell, CFO

Enclosure

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com